Prudential Annuities Life Assurance Corporation

Advanced Series Advisor Plan(SM) III (ASAP III)
Advanced Series APEX(SM) II (APEX II)
Advanced Series XTra Credit SIX(SM) (XT6)
Advanced Series Lifevest(SM) II (ASL II)

                   Supplement dated November 16, 2009 To Prospectuses dated May 1, 2009

This supplement should be read and retained with the prospectus for your Annuity. If you would like another copy of the prospectus, please call us at 1-888-PRU-2888.

This supplement describes two new guaranteed minimum accumulation benefits called Highest DailySM
Guaranteed Return Option SM II and Guaranteed Return OptionSM Plus II. Each of these benefits is an optional benefit available under each of the above-referenced Annuities. This supplement also describes an option available to those currently participating in Highest Daily GROSM or GRO Plus 2008SM, under which they may elect, at no cost, a "90% cap rule" that limits the amount of Account Value that may be transferred into the required AST bond portfolio Sub-account. If you elect the 90% cap rule, we will replace the current formula governing asset transfers under the benefit with a formula that will transfer no more than 90% of Account Value into the applicable AST bond portfolio Sub-account.

Highest DailySM Guaranteed Return OptionSM II (HD GROSM II) and Guaranteed Return OptionSMPlus II (GRO
Plus II) are guaranteed optional accumulation benefits. In contrast to an optional lifetime income benefit that guarantees a specified amount of withdrawals for life, an accumulation benefit guarantees a minimum account value as of a designated future date. Thus, either HD GRO II or GRO Plus II may be an appropriate option for an annuity owner who wants a guaranteed minimum account value after a specified number of years. Because the guarantee inherent in each benefit does not take effect until a specified number of years into the future, you should elect such a benefit only if your investment time horizon is of at least that duration. Please see the introductory section of "Living Benefits" in the prospectus for a general discussion of our optional living benefits. As is the case with optional living benefits in general, the fulfillment of our guarantee under these benefits is dependent on our claims-paying ability.

A. We include the following revised entry in the "GLOSSARY OF TERMS" section of the prospectus:

Guaranteed Return Option PlusSM (GRO Plus)SM/Guaranteed Return Option Plus 2008SM (GRO Plus 2008)SM/
Guaranteed Return OptionSM Plus II (GRO Plus II)/Guaranteed Return Option (GRO)(R)/Highest Daily
Guaranteed Return Option (Highest Daily GRO)SM/Highest DailySM Guaranteed Return OptionSM II (HD
GROSMII): Each of GRO Plus, GRO Plus 2008, GRO, GRO Plus II, Highest Daily GRO, and HD GRO II is a
separate optional benefit that, for an additional cost, guarantees a minimum Account Value at one or more future dates and that requires your participation in a program that may transfer your Account Value according to a predetermined mathematical formula.  Each benefit has different features, so please consult the pertinent benefit description in the section of the prospectus entitled "Living Benefits".

B. We revise the section entitled "Your Optional Benefit Fees and Charges" to add the following line items that set forth the fee for each of HD GRO II and GRO Plus II:

                                         YOUR OPTIONAL BENEFIT FEES AND CHARGES /1/
              -------------------------------------------------------------------------------------------------
                                                  OPTIONAL
                                                BENEFIT FEE/
                                                   CHARGE
                                             (as a percentage of
                                               Sub-account net      TOTAL        TOTAL      TOTAL      TOTAL
                                               assets, unless       ANNUAL      ANNUAL      ANNUAL    ANNUAL
                                                  otherwise       CHARGE /2/  CHARGE /2/  CHARGE /2/ CHARGE /2/
              OPTIONAL BENEFIT                   indicated)      for ASAP III for APEX II for ASL II  for XT6
              -------------------------------------------------------------------------------------------------
              GRO PLUS II

              Current and Maximum Charge /3/        0.60%            1.85%       2.25%       2.25%     2.25%

              -------------------------------------------------------------------------------------------------
              HIGHEST DAILY GRO II

              Current and Maximum Charge /3/        0.60%            1.85%       2.25%       2.25%     2.25%

              -------------------------------------------------------------------------------------------------

HOW CHARGE IS DETERMINED
1) GRO Plus II. Charge for this benefit is assessed against the average daily net assets of the
Sub-accounts. For ASAP III, the 1.85% total annual charge applies in Annuity Years 1-8 and is 1.25%
thereafter. For APEX II and ASL II, the 2.25% total annual charge applies in all Annuity Years, and for
XT6, the 2.25% total annual charge applies in Annuity Years 1-10 and is 1.25% thereafter.
Highest Daily GRO II. Charge for this benefit is assessed against the average daily net assets of the
Sub-accounts. For ASAP III, the 1.85% total annual charge applies in Annuity Years 1-8 and is 1.25%
thereafter. For APEX II and ASL II, the 2.25% total annual charge applies in all Annuity Years, and for
XT6, the 2.25% total annual charge applies in Annuity Years 1-10 and is 1.25% thereafter.
2) The Total Annual Charge includes the Insurance Charge and Distribution Charge (if applicable)
assessed against the average daily net assets allocated to the Sub-accounts. If you elect more than one optional benefit, the Total Annual Charge would be higher to include the charge for each optional benefit.

3) Because there is no higher charge to which we could increase the current charge, the current charge and maximum charge are one and the same.  Thus, so long as you retain the benefit, we cannot increase your charge for the benefit. However, subject to any regulatory approval, we do reserve the right to increase the charge for newly-issued Annuities that elect the benefit and for existing Annuities that elect or re-add the benefit post-issue.

C. The "Summary - Options for Guaranteed Accumulation" section is revised, in pertinent part, as follows:

These benefits contain detailed provisions, so please see the following sections of the Prospectus for complete details:

.. Guaranteed Return Option Plus 2008*

.. Highest Daily GRO*

.. Guaranteed Return Option Plus II

.. Highest Daily GRO II
* No longer available for new elections in a given state once Highest Daily GRO II and GRO Plus II, respectively, is approved in that State.

                                                    2

D. With respect to the "Investment Options" section of the prospectus, we clarify that those electing either Guaranteed Return Option Plus II or Highest Daily Guaranteed Return Option II must limit their investment options to either the Group I investment options or Group II Optional Allocation &amp;
Rebalancing Program investment options set forth below:

Group I:  Allowable Benefit Allocations
Permitted Sub-accounts

.. AST Academic Strategies Asset Allocation
.. AST Advanced Strategies
.. AST Balanced Asset Allocation
.. AST Capital Growth Asset Allocation
.. AST CLS Growth Asset Allocation
.. AST CLS Moderate Asset Allocation
.. AST First Trust Balanced Target
.. AST First Trust Capital Appreciation Target
.. AST Horizon Growth Asset Allocation
.. AST Horizon Moderate Asset Allocation
.. AST Niemann Capital Growth Asset Allocation
.. AST Preservation Asset Allocation
.. AST Schroders Multi-Asset World Strategies
.. AST T. Rowe Price Asset Allocation

.. Franklin Templeton VIP Founding Funds Allocation Fund

Group II: Optional Allocation & Rebalancing Program

  Permitted Sub-accounts

                                         AST Academic Strategies Asset
                                         Allocation
                                         AST Advanced Strategies
                                         AST Aggressive Asset Allocation
                                         AST AllianceBernstein Growth & Income
                                         AST Balanced Asset Allocation
                                         AST CLS Growth Asset Allocation
                                         AST CLS Moderate Asset Allocation
                                         AST AllianceBernstein Core Value
                                         AST American Century Income & Growth
                                         AST Capital Growth Asset Allocation
                                         AST Cohen & Steers Realty
                                         AST DeAM Large-Cap Value
                                         AST Federated Aggressive Growth
                                         AST First Trust Balanced Target
                                         AST First Trust Capital
                                         Appreciation Target
                                         AST Global Real Estate
                                         AST Goldman Sachs Concentrated
                                         Growth
                                         AST Goldman Sachs Mid-Cap Growth
                                         AST Goldman Sachs Small-Cap Value
                                         AST High Yield
                                         AST Horizon Growth Asset Allocation
                                         AST Horizon Moderate Asset
                                         Allocation
                                         AST International Growth
                                         AST International Value
                                         AST Jennison Large-Cap Growth
                                         AST Jennison Large-Cap Value
                                         AST JPMorgan International Equity
                                         AST Large-Cap Value
                                         AST Lord Abbett Bond-Debenture
                                         AST Marsico Capital Growth
                                         AST MFS Global Equity
                                         AST MFS Growth
                                         AST Mid-Cap Value
                                         AST Money Market
                                         AST Neuberger Berman Mid-Cap Growth
                                         AST Neuberger Berman/LSV Mid-Cap
                                         Value
                                         AST Neuberger Berman Small-Cap
                                         Growth
                                         AST Niemann Capital Growth Asset
                                         Allocation
                                         AST Parametric Emerging Markets Equity
                                         AST PIMCO Limited Maturity Bond
                                         AST PIMCO Total Return Bond
                                         AST Preservation Asset Allocation
                                         AST QMA US Equity Alpha
                                         AST Schroders Multi-Asset World
                                         Strategies Asset Allocation
                                         AST Small-Cap Growth
                                         AST Small-Cap Value
                                         AST T. Rowe Price Asset Allocation
                                         AST T. Rowe Price Global Bond
                                         AST T. Rowe Price Large-Cap Growth
                                         AST T. Rowe Price Natural Resources
                                         AST UBS Dynamic Alpha Strategy
                                         AST Western Asset Core Plus Bond
                                         Franklin Templeton VIP Founding
                                         Funds Allocation Fund

                                         The following additional Portfolios
                                         are available with ASAP III, APEX II AND ASL II
                                         only:
                                         ProFund VP*
                                         Consumer Goods
                                         Consumer Services
                                         Financials
                                         Health Care
                                         Industrials
                                         Large-Cap Growth
                                         Large-Cap Value
                                         Mid-Cap Growth
                                         Mid-Cap Value
                                         Real Estate
                                         Small-Cap Growth
                                         Small-Cap Value
                                         Telecommunications
                                         Utilities

 * For ASAP III, XT6, and ASL II Annuities issued beginning on May 26, 2008, we limit the Owner's ability to invest in the ProFund VP Portfolios.
    Specifically:
..   We will not permit those who acquire an ASAP III, XT6, or ASL II Annuity on or after May 26, 2008 (including beneficiaries who acquire such an Annuity under the Beneficiary Continuation Option) to invest in any ProFund VP
    Portfolio; and
..   Those who acquired an ASAP III, XT6, or ASL II Annuity prior to May 26,
    2008 may invest in any ProFund VP Portfolio without being subject to the above restrictions; and
..   Those who currently hold an APEX II Annuity, or who acquire an APEX II
    Annuity after May 26, 2008, may invest in any ProFund VP Portfolio (except that beneficiaries who acquire an APEX II Annuity on or after May 26, 2008 under the Beneficiary Continuation Option may not invest in any ProFund VP
    Portfolio).

E. Guaranteed Return Option(SM) Plus II

We add the following to the section entitled "Living Benefits."

GUARANTEED RETURN OPTION Plus II (GRO Plus II)

You can elect this benefit on the Issue Date of your Annuity, or at any time thereafter if available. In addition, you may cancel GRO Plus II and then re-elect the benefit on the next Valuation Day if available, provided that your Account Value is allocated as required by the benefit and you otherwise meet our eligibility rules. If you cancel the benefit, you lose all guarantees that you had accumulated under the benefit. The initial guarantee under the newly-elected benefit will be based on your current
Account Value at the time the new benefit becomes effective on your Annuity. GRO Plus II is not available if you participate in any other optional living benefit. However, GRO Plus II may be elected together with any optional death benefit, other than the Highest Daily Value Death Benefit and the
Plus40 Optional Life Insurance Rider. As detailed below under "Key Feature - Allocation of Account
Value", your participation in this benefit among other things entails your participation in a program that, as dictated by a predetermined mathematical formula, may transfer your Account Value between your elected Sub-accounts and an AST bond portfolio Sub-account.

Under GRO Plus II, we guarantee that the Account Value on the date that the benefit is added to your
Annuity (adjusted for subsequent purchase payments and withdrawals as detailed below) will not be any less than that original value on the seventh anniversary of benefit election and each anniversary thereafter. We refer to this initial guarantee as the "base guarantee." In addition to the base guarantee, GRO Plus II offers the possibility of an enhanced guarantee. You may "manually" lock in an enhanced guarantee once per "benefit year" (i.e., a year beginning on the date you acquired the benefit and each anniversary thereafter) if your Account Value on that Valuation Day exceeds the amount of any outstanding base guarantee or enhanced guarantee. We guarantee that the Account Value locked-in by that enhanced guarantee will not be any less seven years later, and each anniversary of that date thereafter.
In addition, you may elect an automatic enhanced guarantee feature under which, if your Account Value on a benefit anniversary exceeds the highest existing guarantee by 7% or more, we guarantee that such
Account Value will not be any less seven benefit anniversaries later and each benefit anniversary thereafter. You may maintain only one enhanced guarantee in addition to your base guarantee. Thus, when a new enhanced guarantee is created, it cancels any existing enhanced guarantee. However, the fact that an enhanced guarantee was effected automatically on a benefit anniversary does not prevent you from
"manually" locking-in an enhanced guarantee during the ensuing benefit year. Conversely, the fact that you "manually" locked in an enhanced guarantee does not preclude the possibility of an automatic enhanced guarantee on the subsequent benefit anniversary. You may elect to terminate an enhanced guarantee without also terminating the base guarantee. If you do, any amounts held in the AST bond portfolio Sub-account with respect to that enhanced guarantee will be transferred to your other
Sub-accounts in accordance with your most recent allocation instructions (see below "Key Feature -
Allocation of Account Value").

                                                    3

Amounts held in an AST bond portfolio Sub-account with respect to the base guarantee will not be transferred as a result of the termination of an enhanced guarantee. You may not lock in an enhanced guarantee, either manually or through our optional automatic program, within seven years of the date by which annuity payments must commence under the terms of your Annuity (please see "How and When Do I
Choose The Annuity Payment Option?" in the prospectus for further information on your maximum Annuity
Date). The inability to lock in an enhanced guarantee referenced in the immediately preceding sentence also applies to a new Owner who has acquired the Annuity from the original Owner.

In general, we refer to a date on which the Account Value is guaranteed to be present as the "maturity date". If the Account Value on the maturity date is less than the guaranteed amount, we will contribute funds from our general account to bring your Account Value up to the guaranteed amount. If the maturity date is not a Valuation Day, then we would contribute such an amount on the next Valuation Day. We will allocate any such amount to each Sub-account (other than the AST bond portfolio Sub-account used with this benefit and described below) in accordance with your most recent allocation instructions.
Regardless of whether we need to contribute funds at the end of a guarantee period, we will at that time transfer all amounts held within the AST bond portfolio Sub-account associated with the maturing guarantee to your other Sub-accounts on a pro rata basis, unless your Account Value is either (1) being allocated according to an asset allocation program or (2) at that time allocated entirely to an AST bond portfolio Sub-account. If the former (i.e., an asset allocation program), your Account Value will be transferred according to the program. If the latter (i.e., an AST bond portfolio Sub-account), then your
Account Value will be transferred to the Sub-accounts permitted with this benefit according to your most recent allocation instructions.

The guarantees provided by the benefit exist only on the applicable maturity date(s). However, due to the ongoing monitoring of your Account Value, and the transfer of Account Value to support our future guarantees, the benefit may provide some protection from significant Sub-account losses. For this same reason, the benefit may limit your ability to benefit from Sub-account increases while it is in effect.

We increase both the base guarantee and any enhanced guarantee by the amount of each Purchase Payment
(including any associated purchase Credits) made subsequent to the date that the guarantee was established. For example, if the effective date of the benefit was January 1, 2010 and the Account Value was $100,000 on that date, then a $30,000 Purchase Payment made on March 30, 2011 would increase the base guarantee amount to $130,000.

If you make a withdrawal (including any CDSC), we effect a proportional reduction to each existing guarantee amount. We calculate a proportional reduction by reducing each existing guarantee amount by the percentage represented by the ratio of the withdrawal amount (including any CDSC) to your Account
Value immediately prior to the withdrawal.

If you make a withdrawal, we will deduct the withdrawal amount pro rata from each of your Sub-accounts
(including the AST bond portfolio Sub-account used with this benefit).

Any partial withdrawal for payment of any third party investment advisory service will be treated as a withdrawal, and will reduce each guarantee amount proportionally, in the manner indicated above.

EXAMPLE

This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of a withdrawal on each guarantee amount under this benefit.

Assume the following:

.. The Issue Date is December 1, 2010

.. The benefit is elected on December 1, 2010

.. The Account Value on December 1, 2010 is $200,000, which results in a base guarantee of $200,000

.. An enhanced guarantee amount of $300,000 is locked in on December 1, 2011

.. The Account Value immediately prior to the withdrawal is equal to $300,000

.. No CDSC is applicable

                                                    4

If a withdrawal of $50,000 is taken on December 15, 2011, all guarantee amounts will be reduced by the ratio the total withdrawal amount represents of the Account Value just prior to the withdrawal being taken.

                           Here is the calculation (figures are rounded):

                                Withdrawal Amount divided by                                 $ 50,000
                                Account Value before withdrawal                              $300,000
                                Equals ratio                                                    16.67%
                                All guarantees will be reduced by the above ratio (16.67%)

                                Base guarantee amount                                        $166,667
                                Enhanced guarantee amount                                    $250,000

Key Feature - Allocation of Account Value

We limit the Sub-accounts to which you may allocate Account Value if you elect GRO Plus II. For purposes of this benefit, we refer to those permitted investment options (other than the required bond portfolio
Sub-accounts discussed below) as the "Permitted Sub-accounts."

GRO Plus II uses a predetermined mathematical formula to help manage your guarantees through all market cycles. Because the formula is made part of your Rider schedule supplement, the formula applicable to you may not be altered once you elect the benefit. However, subject to regulatory approval, we do reserve the right to amend the formula for newly-issued Annuities that elect or re-elect GRO Plus II and for existing Annuities that elect the benefit post-issue. This required formula helps us manage our financial exposure under GRO Plus II, by moving assets out of certain Sub-accounts if dictated by the formula (see below). In essence, we seek to preserve the value of these assets, by transferring them to a more stable option (i.e., one or more specified bond portfolios of Advanced Series Trust). We refer to the Sub-accounts corresponding to these bond portfolios collectively as the "AST bond portfolio
Sub-accounts". The formula also contemplates the transfer of Account Value from an AST bond portfolio
Sub-account to the other Sub-accounts in certain other scenarios. The formula is set forth in Section H of this Supplement. A summary description of each AST bond portfolio Sub-account appears within the
Prospectus section entitled "What Are The Investment Objectives and Policies Of The Portfolios?" You
will be furnished with a prospectus describing the AST bond portfolios. In addition, you can find a copy of the AST bond portfolio prospectus by going to www.prudentialannuities.com.
Each AST bond portfolio is unique, in that its underlying investments generally mature at different times. For example, there would be an AST bond portfolio whose underlying investments generally mature in 2020, an AST bond portfolio whose underlying investments generally mature in 2021, and so forth. As discussed below, the formula determines the AST bond portfolio Sub-Account that is best aligned to the
GRO Plus II guarantee which represents the greatest liability.  We will introduce new AST bond portfolio
Sub-accounts in subsequent years, to correspond generally to the length of new guarantee periods that are created under this benefit (and the Highest Daily GRO benefits). If you have elected GRO Plus II, you may have Account Value allocated to an AST bond portfolio Sub-account only by operation of the predetermined mathematical formula, and thus you may not allocate purchase payments to or make transfers to or from such a Sub-account. Please see the Prospectus for your Annuity and the prospectus for the
Advanced Series Trust for more information about each AST bond portfolio used with this benefit.

Although we employ several AST bond portfolio Sub-accounts for purposes of the benefit, the formula described in the next paragraph operates so that your Account Value may be allocated to only one AST bond portfolio Sub-account at one time. On any day a transfer into or out of the AST bond portfolio
Sub-account is made the formula may dictate that a transfer out of one AST bond portfolio Sub-account be made into another AST bond portfolio Sub-account. Any transfer into an AST bond portfolio Sub-account will be directed to the AST bond portfolio Sub-account associated with the "current liability", as described below. As indicated, the AST bond portfolio Sub-accounts are employed with this benefit to help us mitigate the financial risks under our guarantee. Thus, in accordance with the formula applicable to you under the benefit, we determine which AST bond portfolio Sub-account your Account
Value is transferred to, and under what circumstances a transfer is made.

                                                    5

In general, the formula works as follows. On each Valuation Day, the formula automatically performs an analysis with respect to each guarantee that is outstanding. For each outstanding guarantee, the formula begins by determining the present value on that Valuation Day that, if appreciated at the applicable
"discount rate", would equal the applicable guarantee amount on the maturity date. As detailed in the formula, the discount rate is an interest rate determined by taking a benchmark index used within the financial services industry and then reducing that interest rate by a prescribed adjustment. Once selected, we do not change the applicable benchmark index (although we do reserve the right to use a new benchmark index if the original benchmark is discontinued). The greatest of each such present value is referred to as the "current liability" in the formula. The formula compares the current liability to the amount of your Account Value held within the AST bond portfolio Sub-account and to your Account Value held within the Permitted Sub-accounts. If the current liability, reduced by the amount held within the
AST bond portfolio Sub-account, and divided by the amount held within the Permitted Sub-accounts , exceeds an upper target value (currently, 85%), then the formula will make a transfer into the AST bond portfolio Sub-account, in the amount dictated by the formula (subject to the 90% cap discussed below).
If the current liability, reduced by the amount held within the AST bond portfolio Sub-account, and divided by the amount within your other Sub-accounts, is less than a lower target value (currently,
79%), then the formula will transfer Account Value within the AST bond portfolio Sub-account into the
Permitted Sub-accounts in the amount dictated by the formula.

The formula will not execute a transfer to the AST bond portfolio Sub-account that results in more than
90% of your Account Value being allocated to the AST bond portfolio Sub-account ("90% cap"). Thus, on any Valuation Day, if the formula would require a transfer to the AST bond portfolio Sub-account that would result in more than 90% of the Account Value being allocated to the AST bond portfolio
Sub-account, only the amount that results in exactly 90% of the Account Value being allocated to the AST bond portfolio Sub-account will be transferred. Additionally, future transfers into the AST bond portfolio Sub-account will not be made (regardless of the performance of the AST bond portfolio
Sub-account and the Permitted Sub-accounts) at least until there is first a transfer out of the AST bond portfolio Sub-account. Once this transfer occurs out of the AST bond portfolio Sub-account, future amounts may be transferred to or from the AST bond portfolio Sub-account if dictated by the formula
(subject to the 90% cap). At no time will the formula make a transfer to the AST bond portfolio
Sub-account that results in greater than 90% of your Account Value being allocated to the AST bond portfolio Sub-account. However, it is possible that, due to the investment performance of your allocations in the AST bond portfolio Sub-account and your allocations in the Permitted Sub-accounts you have elected, your Account Value could be more than 90% invested in the AST bond portfolio Sub-account.
If you make additional purchase payments to your Annuity while the 90% cap is in effect, the formula will not transfer any of such additional purchase payments to the AST bond portfolio Sub-account at least until there is first a transfer out of the AST bond portfolio Sub-account , regardless of how much of your Account Value is in the Permitted Sub-accounts. This means that there could be scenarios under which, because of the additional purchase payments you make, less than 90% of your entire Account Value is allocated to the AST bond portfolio Sub-account, and the formula will still not transfer any of your
Account Value to the AST bond portfolio Sub-account (at least until there is first a transfer out of the
AST bond portfolio Sub-account).

For example,

.. March 19, 2010 - a transfer is made to the AST bond portfolio Sub-account that results in the 90% cap being met and now $90,000 is allocated to the AST bond portfolio Sub-account and $10,000 is allocated to the Permitted Sub-accounts.

.. March 20, 2010 - you make an additional purchase payment of $10,000. No transfers have been made from the AST bond portfolio Sub-account to the Permitted Sub-accounts since the cap went into effect on March
19, 2010.

.. On March 20, 2010 (and at least until first a transfer is made out of the AST bond portfolio
Sub-account under the formula) - the $10,000 payment is allocated to the Permitted Sub-accounts and on this date you have 82% in the AST bond portfolio Sub-account and 18% in the Permitted Sub-accounts (such that $20,000 is allocated to the Permitted Sub-accounts and $90,000 to the AST bond portfolio
Sub-account).

.. Once there is a transfer out of the AST bond portfolio Sub-account (of any amount), the formula will operate as described above, meaning that the formula could transfer amounts to or from the AST bond portfolio Sub-account if dictated by the formula (subject to the 90% cap).

Under the operation of the formula, the 90% cap may come into existence and be removed multiple times while you participate in the benefit. We will continue to monitor your Account Value daily and, if dictated by the formula, systematically transfer amounts between the Permitted Sub-accounts you have chosen and the AST bond portfolio Sub-account as dictated by the formula.

As discussed above, each Valuation Day, the formula analyzes the difference between your Account Value and your guarantees, as well as how long you have owned the benefit, and determines if any portion of your Account Value needs to be transferred into or out

                                                    6

of the AST bond portfolio Sub-accounts. Therefore, at any given time, some, none, or most of your
Account Value may be allocated to the AST bond portfolio Sub-accounts.

The amount that is transferred to and from the AST bond portfolio Sub-accounts pursuant to the formula depends upon a number of factors unique to your Annuity (and is not necessarily directly correlated with the securities markets, bond markets, or interest rates, in general) including:

.. The difference between your Account Value and your guarantee amount(s);

 The amount of time until the maturity of your guarantee(s);

.. The amount invested in, and the performance of, the Permitted Sub-accounts;

.. The amount invested in, and the performance of, the AST bond portfolio Sub-accounts;

.. The discount rate used to determine the present value of your guarantee(s);

.. Additional purchase payments, if any, that you make to the Annuity; and

.. Withdrawals, if any, taken from the Annuity.

Any amounts invested in the AST bond portfolio Sub-accounts will affect your ability to participate in a subsequent recovery within the Permitted Sub-accounts. Conversely, the Account Value may be higher at the beginning of the recovery, e.g. more of the Account Value may have been protected from decline and volatility than it otherwise would have been had the benefit not been elected. The AST bond portfolio
Sub-accounts are available only with these benefits, and you may not allocate purchase payments to or transfer Account Value to or from the AST bond portfolio Sub-accounts.

Transfers under the formula do not impact any guarantees under the benefit that have already been locked-in.

Election/Cancellation of the Benefit

GRO Plus II can be elected on the Issue Date of your Annuity, or on any Valuation Day thereafter, provided that your Account Value is allocated in a manner permitted with the benefit and that you otherwise meet our eligibility rules. You may elect GRO Plus II only if the oldest of the Owner and
Annuitant is 84 or younger on the date of election (80 or younger, in New York). If you currently participate in a living benefit that may be cancelled, you may terminate that benefit at any time and elect GRO Plus II. However you will lose all guarantees that you had accumulated under those benefits.
The base guarantee under GRO Plus II will be based on your current Account Value at the time the new benefit becomes effective on your Annuity.

GRO Plus II will terminate automatically upon: (a) the death of the Owner or the Annuitant (in an entity owned contract), unless the Annuity is continued by the surviving spouse; (b) as of the date Account
Value is applied to begin annuity payments; (c) as of the anniversary of benefit election that immediately precedes the contractually-mandated latest annuity date, or
(d) upon full surrender of the Annuity. If you elect to terminate the benefit, GRO Plus II will no longer provide any guarantees. The charge for the GRO Plus II benefit will no longer be deducted from your Account Value upon termination of the benefit.

If you wish, you may cancel the GRO Plus II benefit. You may also cancel an enhanced guarantee, but leave the base guarantee intact. Upon cancellation, you may elect any other currently available living benefit on any Valuation Day after you have cancelled the GRO Plus II benefit, provided that your
Account Value is allocated in a manner permitted with the benefit and that you otherwise meet our eligibility rules. Upon cancellation of the GRO Plus II benefit, any Account Value allocated to the AST bond portfolio Sub-account used with the formula will be reallocated to the Permitted Sub-Accounts according to your most recent allocation instructions or, in absence of such instructions, pro rata
(i.e., in direct proportion to your current allocations). Upon your re-election of GRO Plus II, Account
Value may be transferred between the AST bond portfolio Sub-accounts and the Permitted Sub-accounts according to the formula (see "Key Feature - Allocation of Account Value" above for more details). It is possible that over time the formula could transfer some, none, or most of the Account Value to the AST bond portfolio Sub-accounts under GRO Plus II. You also should be aware that upon cancellation of the
GRO Plus II benefit, you will lose all guarantees that you had accumulated under the benefit. Thus, the guarantees under any newly-elected benefit will be based on your current Account Value at benefit effectiveness. The benefit you elect or re-elect may be more expensive than the benefit you cancel. Once the GRO Plus II benefit is canceled you are not required to re-elect another optional living benefit and any subsequent benefit election may be made on or after the first Valuation Day following the cancellation of the GRO Plus II benefit provided that the benefit you are looking to elect is available on a post-issue basis.

Special Considerations under GRO Plus II

This benefit is subject to certain rules and restrictions, including, but not limited to the following:

                                                    7

.. Upon inception of the benefit, 100% of your Account Value must be allocated to the Permitted
Sub-accounts. The Permitted Sub-accounts are those described in the Investment Option section of the prospectus. No fixed interest rate allocations may be in effect as of the date that you elect to participate in the benefit.

.. Transfers to and from your elected Sub-accounts and an AST bond portfolio Sub-account will not count toward the maximum number of free transfers allowable under the Annuity.

.. Any amounts applied to your Account Value by us on a maturity date will not be treated as "investment in the contract" for income tax purposes.

.. As the time remaining until the applicable maturity date gradually decreases, the benefit may become increasingly sensitive to moves to an AST bond portfolio Sub-account.

.. We currently limit the Sub-accounts to which you may allocate Account Value if you participate in this benefit. Moreover, if you are invested in prohibited investment options and seek to acquire the benefit, we will ask you to reallocate to permitted investment options as a prerequisite to acquiring the benefit. Should we prohibit access to any investment option, any transfers required to move Account
Value to eligible investment options will not be counted in determining the number of free transfers during an Annuity Year.

.. If you elect this benefit, and in connection with that election you are required to reallocate to different investment options permitted under this benefit, then on the Valuation Day on which we receive your request in Good Order, we will (i) sell units of the non-permitted investment options and
(ii) invest the proceeds of those sales in the permitted investment options that you have designated.
During this reallocation process, your Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The protection afforded by the newly-elected benefit will not arise until the close of business on the following Valuation Day.

Charges under the Benefit

We deduct an annual charge equal to 0.60% of the average daily net assets of the Sub-accounts (including any AST bond portfolio Sub-account) for participation in the GRO Plus II benefit. The annual charge is deducted daily. The charge is deducted to compensate us for: (a) the risk that your Account Value on a maturity date is less than the amount guaranteed and (b) administration of the benefit.

Closing of GRO Plus 2008
GRO Plus 2008 is described in the section of the prospectus  entitled "Living Benefit Programs".  GRO Plus
2008  will no  longer  be  available  for new  elections  in those  jurisdictions  where we have  received regulatory  approval to offer GRO Plus II. If you  currently  participate  in GRO Plus 2008,  this closing does not affect you or the guarantees  associated with your benefit.  However,  subsequent to the closure, you will no longer be allowed to re-elect GRO Plus 2008 if you decide to terminate it.

F. HIGHEST DAILY GUARANTEED RETURN OPTION II (HD GRO II)

We add the following to the section entitled "Living Benefits."

Highest Daily Guaranteed Return Option II (HD GRO II)

You can elect this benefit on the Issue Date of your Annuity, or at any time thereafter if available. In addition, you may cancel HD GRO II and then re-elect the benefit on the next Valuation Day if available, provided that your Account Value is allocated as required by the benefit and that you otherwise meet our eligibility rules. If you cancel the benefit, you lose all guarantees that you had accumulated under the benefit. The initial guarantee under the newly-elected benefit will be based on your current Account
Value at the time the new benefit becomes effective on your Annuity. HD GRO II is not available if you participate in any other living benefit. However, HD GRO II may be elected together with any optional death benefit, other than the Highest Daily Value Death Benefit or the Plus40 Optional Life Insurance
Rider.

HD GRO II creates a series of separate guarantees, each of which is based on the highest Account Value attained on a day during the applicable time period. As each year of your participation in the benefit passes, we create a new guarantee. Each guarantee then remains in existence until the date on which it matures (unless the benefit terminates sooner). We refer to each date on which the specified Account
Value is guaranteed as the "maturity date" for that guarantee. HD GRO II will not create a guarantee if the maturity date of that guarantee would extend beyond the date by which annuity payments must commence under the terms of your Annuity. This is true even with respect to a new Owner who has acquired the
Annuity from the original Owner.

The guarantees provided by the benefit exist only on the applicable maturity date(s). However, due to the ongoing monitoring of your Account Value, and the transfer of Account Value to support our future guarantees, the benefit may provide some protection from significant Sub-account losses. For this same reason, the benefit may limit your ability to benefit from Sub-account increases while it is in effect.

The initial guarantee is created on the day that the HD GRO II benefit is added to your Annuity. We guarantee that your Account Value on the tenth anniversary of that day (we refer to each such anniversary as a "benefit anniversary") will not be less than your

                                                    8

Account Value on the day that the HD GRO II benefit was added to your Annuity. Each benefit anniversary thereafter, we create a new guarantee. With respect to each such subsequent guarantee, we identify the highest Account Value that occurred between the date of that benefit anniversary and the date on which
HD GRO II was added to your Annuity. We guarantee that your Account Value ten years after that benefit anniversary will be no less than the highest daily Account Value that occurred during that time period.
The following example illustrates the time period over which we identify the highest daily Account Value for purposes of each subsequent guarantee under the benefit. If the date of benefit election were
January 1, 2010, we would create a guarantee on January 1, 2014 based on the highest Account Value achieved between January 1, 2010 and January 1, 2014, and that guarantee would mature on January 1,
2024. As described below, we adjust each of the guarantee amounts for purchase payments and withdrawals.

If the Account Value on the maturity date is less than the guaranteed amount, we will contribute funds from our general account to bring your Account Value up to the guaranteed amount. If the maturity date is not a Valuation Day, then we would contribute such an amount on the next Valuation Day. We will allocate any such amount to each Sub-account (other than the AST bond portfolio Sub-account used with this benefit and described below) in accordance with your most recent allocations instructions.
Regardless of whether we need to contribute funds at the end of a guarantee period, we will at that time transfer all amounts held within the AST bond portfolio Sub-account associated with the maturing guarantee to your other Sub-accounts on a pro rata basis, unless your Account Value is either (1) being allocated according to an asset allocation program or (2) at that time allocated entirely to an AST bond portfolio Sub-account. If the former (i.e., an asset allocation program), your Account Value will be transferred according to the program. If the latter (i.e., an AST bond portfolio Sub-account), then your
Account Value will be transferred to the Sub-accounts permitted with this benefit according to your most recent allocation instructions.

We increase the amount of each guarantee that has not yet reached its maturity date, as well as the highest daily Account Value that we calculate to establish a guarantee, by the amount of each Purchase
Payment (including any associated purchase Credits) made prior to the applicable maturity date. For example, if the effective date of the benefit was January 1, 2010, and there was an initial guaranteed amount that was set at $100,000 maturing January 1, 2020, and a second guaranteed amount that was set at
$120,000 maturing January 1, 2021, then a $30,000 Purchase Payment made on March 30, 2011 would increase the guaranteed amounts to $130,000 and $150,000, respectively.

If you make a withdrawal (including any CDSC), we effect a proportional reduction to each existing guarantee amount. We calculate a proportional reduction by reducing each existing guarantee amount by the percentage represented by the ratio of the withdrawal amount (including any CDSC) to your Account
Value immediately prior to the withdrawal.

If you make a withdrawal, we will deduct the withdrawal amount pro rata from each of your Sub-accounts
(including the AST bond portfolio Sub-account used with this benefit).

Any partial withdrawal for payment of any third party investment advisory service will be treated as a withdrawal, and will reduce each guarantee amount proportionally, in the manner indicated above.

EXAMPLE

This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of a withdrawal on each guarantee amount under this benefit.

Assume the following:

.. The Issue Date is December 1, 2010

.. The benefit is elected on December 1, 2010

.. The Account Value on December 1, 2010 is $200,000, which results in an initial guarantee of $200,000

.. An additional guarantee amount of $300,000 is locked in on December 1, 2011

.. The Account Value immediately prior to the withdrawal is equal to $300,000

.. No CDSC is applicable

If a withdrawal of $50,000 is taken on December 15, 2011, all guarantee amounts will be reduced by the ratio the total withdrawal amount represents of the Account Value just prior to the withdrawal being taken.

                                                    9

Here is the calculation (figures are rounded):

                              Withdrawal Amount divided by                                 $ 50,000
                              Account Value before withdrawal                              $300,000
                              Equals ratio                                                    16.67%
                              All guarantees will be reduced by the above ratio (16.67%)

                              Initial guarantee amount                                     $166,667
                              Additional guarantee amount                                  $250,000

Key Feature - Allocation of Account Value

We limit the Sub-accounts to which you may allocate Account Value if you elect HD GRO II. For purposes of this benefit, we refer to those permitted investment options (other than the AST bond portfolio used with this benefit) as the "Permitted Sub-accounts".

HD GRO II uses a mathematical formula to help manage your guarantees through all market cycles. Because the formula is made part of your Rider schedule supplement, the formula may not be altered once you elect the benefit. However, subject to any regulatory approval, we do reserve the right to amend the formula for newly-issued Annuities that elect or re-elect HD GRO II and for existing Annuities that elect the benefit post-issue. This required formula helps us manage our financial exposure under HD GRO
II, by moving assets out of certain Sub-accounts in certain scenarios if dictated by the formula (see below). In essence, we seek to preserve the value of these assets, by transferring them to a more stable option (i.e., one of a specified group of bond portfolios within Advanced Series Trust). We refer to the
Sub-accounts corresponding to these bond portfolios collectively as the "AST bond portfolio
Sub-accounts". The formula also contemplates the transfer of Account Value from the AST bond portfolio
Sub-accounts to the Permitted Sub-accounts in other scenarios. The formula is set forth in Section H of this Supplement. A summary description of each AST bond portfolio Sub-account appears within the
Prospectus section entitled "What Are The Investment Objectives and Policies Of The Portfolios?" You
will be furnished with a prospectus describing the AST bond portfolios. In addition, you can find a copy of the AST bond portfolios' prospectus by going to www.prudentialannuities.com
For purposes of operating the HD GRO II formula, we have included as investment options within this
Annuity several AST bond portfolio Sub-accounts. Each AST bond portfolio is unique, in that its underlying investments generally mature at the same time as each outstanding maturity date that exists under the benefit. For example, there would be an AST bond portfolio whose underlying investments generally mature in 2020 (corresponding to all guarantees that mature in 2020), an AST bond portfolio whose underlying investments generally mature in 2021 (corresponding to all guarantees that mature in
2021), and so forth. As discussed below, the formula determines the AST bond portfolio Sub-Account that is best aligned to the HD GRO II guarantee which represents the greatest liability.  We will introduce new AST bond portfolio Sub-accounts in subsequent years, to correspond generally to the length of new guarantee periods that are created under this benefit. If you have elected Highest Daily GRO II, you may have Account Value allocated to an AST bond portfolio Sub-account only by operation of the formula, and thus you may not allocate purchase payments to, or transfer Account Value to or from, such a Portfolio.
Please see the Prospectus for your Annuity and the prospectus for the Advanced Series Trust for more information about each AST bond portfolio used with this benefit.

Although we employ several AST bond portfolio Sub-accounts for purposes of the benefit, the formula described in the next paragraph operates so that your Account Value may be allocated to only one AST bond portfolio Sub-account at one time. On any day a transfer into or out of the AST bond portfolio
Sub-account is made the formula may dictate that a transfer out of one AST bond portfolio Sub-account be made into another AST bond portfolio Sub-account. Any transfer into an AST bond portfolio Sub-account will be directed to the AST bond portfolio Sub-account associated with the "current liability", as described below. As indicated, the AST bond portfolio Sub-accounts are employed with this benefit to help us mitigate the financial risks under our guarantee. Thus, in accordance with the formula applicable to you under the benefit, we determine which AST bond portfolio Sub-account your Account
Value is transferred to, and under what circumstances a transfer is made.

                                                    10

In general, the formula works as follows. On each Valuation Day, the formula automatically performs an analysis with respect to each guarantee that is outstanding. For each outstanding guarantee, the formula begins by determining the present value on that Valuation Day that, if appreciated at the applicable
"discount rate", would equal the applicable guarantee amount on the maturity date. As detailed in the formula, the discount rate is an interest rate determined by taking a benchmark index used within the financial services industry and then reducing that interest rate by a prescribed adjustment. Once selected, we do not change the applicable benchmark index (although we do reserve the right to use a new benchmark index if the original benchmark is discontinued). The greatest of each such present value is referred to as the "current liability" in the formula. The formula compares the current liability to the amount of your Account Value held within the Permitted AST bond portfolio Sub-account and to your
Account Value held within the Permitted Sub-accounts. If the current liability, reduced by the amount held within the AST bond portfolio Sub-account, and divided by the amount held within your Permitted
Sub-accounts , exceeds an upper target value (currently, 85%), then the formula will make a transfer into the AST bond portfolio Sub-account, in the amount dictated by the formula (subject to the 90% cap discussed below). If the current liability, reduced by the amount held within the AST bond portfolio
Sub-account, and divided by the amount within your other Sub-accounts, is less than a lower target value
(currently, 79%), then the formula will transfer Account Value within the AST bond portfolio Sub-account into the Permitted Sub-accounts , in the amount dictated by the formula.

The formula will not execute a transfer to the AST bond portfolio Sub-account that results in more than
90% of your Account Value being allocated to the AST bond portfolio Sub-account ("90% cap"). Thus, on any Valuation Day, if the formula would require a transfer to the AST bond portfolio Sub-account that would result in more than 90% of the Account Value being allocated to the AST bond portfolio
Sub-account, only the amount that results in exactly 90% of the Account Value being allocated to the AST bond portfolio Sub-account will be transferred. Additionally, future transfers into the AST bond portfolio Sub-account will not be made (regardless of the performance of the AST bond portfolio
Sub-account and the Permitted Sub-accounts) at least until there is first a transfer out of the AST bond portfolio Sub-account. Once this transfer occurs out of the AST bond portfolio Sub-account, future amounts may be transferred to or from the AST bond portfolio Sub-account if dictated by the formula
(subject to the 90% cap). At no time will the formula make a transfer to the AST bond portfolio
Sub-account that results in greater than 90% of your Account Value being allocated to the AST bond portfolio Sub-account. However, it is possible that, due to the investment performance of your allocations in the AST bond portfolio Sub-account and your allocations in the Permitted Sub-accounts you have selected, your Account Value could be more than 90% invested in the AST bond portfolio Sub-account.
If you make additional purchase payments to your Annuity while the 90% cap is in effect, the formula will not transfer any of such additional purchase payments to the AST bond portfolio Sub-account at least until there is first a transfer out of the AST bond portfolio Sub-account, regardless of how much of your Account Value is in the Permitted Sub-accounts. This means that there could be scenarios under which, because of the additional purchase payments you make, less than 90% of your entire Account Value is allocated to the AST bond portfolio Sub-account , and the formula will still not transfer any of your
Account Value to the AST bond portfolio Sub-account (at least until there is first a transfer out of the
AST bond portfolio Sub-account).

For example,

.. March 19, 2010 - a transfer is made to the AST bond portfolio Sub-account that results in the 90% cap being met and now $90,000 is allocated to the AST bond portfolio Sub-account and $10,000 is allocated to the Permitted Sub-accounts.

.. March 20, 2010 - you make an additional purchase payment of $10,000. No transfers have been made from the AST bond portfolio Sub-account to the Permitted Sub-accounts since the cap went into effect on March
19, 2010.

.. On March 20, 2010 (and at least until first a transfer is made out of the AST bond portfolio
Sub-account under the formula), the $10,000 payment is allocated to the Permitted Sub-accounts and on this date you have 82% in the AST bond portfolio Sub-account and 18% in the Permitted Sub-accounts (such that $20,000 is allocated to the Permitted Sub-accounts and $90,000 to the AST bond portfolio
Sub-account).

.. Once there is a transfer out of the AST bond portfolio Sub-account (of any amount), the formula will operate as described above, meaning that the formula could transfer amounts to or from the AST bond portfolio Sub-account if dictated by the formula (subject to the 90% cap).
Under the operation of the formula, the 90% cap may come into existence and be removed multiple times while you participate in the benefit. We will continue to monitor your Account Value daily and, if dictated by the formula, systematically transfer amounts between the Permitted Sub-accounts you have chosen and the AST bond portfolio Sub-account as dictated by the formula.

As discussed above, each Valuation Day, the formula analyzes the difference between your Account Value and your guarantees, as well as how long you have owned the benefit, and determines if any portion of your Account Value needs to be transferred into or out of the AST bond portfolio Sub-accounts.
Therefore, at any given time, some, none, or most of your Account Value may be allocated to the AST bond portfolio Sub-accounts.

The amount that is transferred to and from the AST bond portfolio Sub-accounts pursuant to the formula depends upon a number of factors unique to your Annuity (and is not necessarily directly correlated with the securities markets, bond markets, or interest rates, in general) including:

.. The difference between your Account Value and your guarantee amount(s);

                                                    11

.. The amount of time until the maturity of your guarantee(s);

.. The amount invested in, and the performance of, the Permitted Sub-accounts;

.. The amount invested in, and the performance of, the AST bond portfolio Sub-accounts;

.. The discount rate used to determine the present value of your guarantee(s);

.. Additional purchase payments, if any, that you make to the Annuity; and

.. Withdrawals, if any, taken from the Annuity.

Any amounts invested in the AST bond portfolio Sub-accounts will affect your ability to participate in a subsequent recovery within the Permitted Sub-accounts. Conversely, the Account Value may be higher at the beginning of the recovery, e.g. more of the Account Value may have been protected from decline and volatility than it otherwise would have been had the benefit not been elected.

The AST bond portfolio Sub-accounts are available only with these benefits, and you may not allocate purchase payments to or transfer Account Value to or from the AST bond portfolio Sub-accounts.

Transfers do not impact any guarantees that have already been locked-in.

Election/Cancellation of the Benefit

HD GRO II can be elected on the Issue Date of your Annuity, or on any Valuation Day thereafter, provided that your Account Value is allocated in a manner permitted with the benefit and you otherwise meet our eligibility requirements. You may elect HD GRO II only if the oldest of the Owner and Annuitant is 84 or younger on the date of election (80 or younger, in New York). If you currently participate in a living benefit that may be cancelled, you may terminate that benefit at any time and elect HD GRO II. However you will lose all guarantees that you had accumulated under the previous benefit. The initial guarantee under HD GRO II will be based on your current Account Value at the time the new benefit becomes effective on your Annuity.

HD GRO II will terminate automatically upon: (a) the death of the Owner or the Annuitant (in an entity owned contract), unless the Annuity is continued by the surviving spouse; (b) as of the date Account
Value is applied to begin annuity payments; (c) as of the anniversary of benefit election that immediately precedes the contractually-mandated latest annuity date, or (d) upon full surrender of the
Annuity. If you elect to terminate the benefit, HD GRO II will no longer provide any guarantees. The charge for the HD GRO II benefit will no longer be deducted from your Account Value upon termination of the benefit.

If you wish, you may cancel the HD GRO II benefit. You may then elect any other currently available living benefit on any Valuation Day after you have cancelled the HD GRO II benefit, provided that your
Account Value is allocated in the manner permitted with the benefit and you otherwise meet our eligibility requirements. Upon cancellation of the HD GRO II benefit, any Account Value allocated to the
AST bond portfolio Sub-accounts used with the formula will be reallocated to the Permitted Sub-Accounts according to your most recent allocation instructions or, in absence of such instructions, pro-rata
(i.e., in direct proportion to your current allocations). Upon your re-election of HD GRO II, Account
Value may be transferred between the AST bond portfolio Sub-accounts and the other Sub-accounts according to the predetermined mathematical formula (see "Key Feature - Allocation of Account Value"
section for more details). It is possible that over time the formula could transfer some, most, or none of the Account Value to the AST bond portfolio Sub-accounts under the newly-elected benefit. You also should be aware that upon cancellation of the HD GRO II benefit, you will lose all guarantees that you had accumulated under the benefit. Thus, the guarantees under your newly-elected benefit will be based on your current Account Value at the time the new benefit becomes effective. The benefit you elect or re-elect may be more expensive than the benefit you cancel.

Special Considerations under HD GRO II

This benefit is subject to certain rules and restrictions, including, but not limited to the following:

.. Upon inception of the benefit, 100% of your Account Value must be allocated to the Permitted
Sub-accounts. The Permitted Sub-accounts are those described in the Investment Option section of the prospectus. No fixed interest rate allocations may be in effect as of the date that you elect to participate in the benefit.

.. Transfers to and from your elected Sub-accounts and an AST bond portfolio Sub-account will not count toward the maximum number of free transfers allowable under the Annuity.

.. Any amounts applied to your Account Value by us on a maturity date will not be treated as "investment in the contract" for income tax purposes.

                                                    12

.. As the time remaining until the applicable maturity date gradually decreases, the benefit may become increasingly sensitive to moves to an AST bond portfolio Sub-account.

.. We currently limit the Sub-accounts to which you may allocate Account Value if you participate in this benefit. Moreover, if you are invested in prohibited investment options and seek to acquire the benefit, we will ask you to reallocate to permitted investment options as a prerequisite to acquiring the benefit. Should we prohibit access to any investment option, any transfers required to move Account
Value to eligible investment options will not be counted in determining the number of free transfers during an Annuity Year.

.. If you elect this benefit, and in connection with that election you are required to reallocate to different investment options permitted under this benefit, then on the Valuation Day on which we receive your request in Good Order, we will (i) sell units of the non-permitted investment options and
(ii) invest the proceeds of those sales in the permitted investment options that you have designated.
During this reallocation process, your Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The newly-elected benefit will commence at the close of business on the following Valuation Day. The protection afforded by the newly-elected benefit will not arise until the close of business on the following Valuation Day.

Charges under the Benefit

We deduct an annual charge equal to 0.60% of the average daily net assets of the Sub-accounts (including any AST bond portfolio Sub-account) for participation in the HD GRO II benefit. The annual charge is deducted daily. The charge is deducted to compensate us for: (a) the risk that your Account Value on the maturity date is less than the amount guaranteed and
(b) administration of the benefit.

Closing of Highest Daily GRO ("HD GRO")

HD GRO is described in the section of the prospectus  entitled "Living Benefit  Programs".  HD GRO will no longer be available for new elections in those  jurisdictions  where we have received  regulatory approval to offer HD GRO II. If you  currently  participate  in HD GRO,  this  closing  does not  affect you or the guarantees  associated  with your  benefit.  However,  subsequent  to the  closure,  you will no longer be allowed to re-elect HD GRO if you decide to terminate it.

G. Optional 90% Cap Rule Applicable to Highest Daily GRO and GRO Plus 2008

In the section entitled "Living Benefit Programs - Highest Daily GRO" and "Living Benefit Programs - GRO
Plus 2008", we add the following description of an optional feature for owners of Highest Daily GRO and
GRO Plus 2008 that limits the amount of Account Value that can be allocated to the AST bond portfolio
Sub-account used with each benefit.

OPTIONAL FEATURE FOR HIGHEST DAILY GRO and GRO PLUS 2008

If you currently own an Annuity and have elected, as of the date of this Supplement, the Highest Daily
GRO benefit or the GRO Plus 2008 benefit, you can elect this optional feature, at no additional cost, which utilizes a new asset transfer formula. The new formula is described below and will replace the
"Transfer Calculation" portion of the asset transfer formula currently used in connection with your benefit on a prospective basis. This election may only be made once and may not be revoked once elected.
The new asset transfer formula is added to Appendix I in your prospectus, and is provided below.

Although we employ several AST bond portfolio Sub-accounts for purposes of the benefit, the formula described in the next paragraph operates so that your Account Value may be allocated to only one AST bond portfolio Sub-account at one time. In the description of the formula in the next paragraph, we refer to the AST bond portfolio Sub-account in which you are invested immediately prior to any potential asset transfer as the "Current AST bond portfolio Sub-account." The formula may dictate that a transfer out of the Current AST bond portfolio Sub-account be made, or alternatively may mandate a transfer into an AST bond portfolio Sub-account. Any transfer into an AST bond portfolio Sub-account will be directed to the AST bond portfolio Sub-account associated with the "current liability" (we refer to that
Sub-account as the "Transfer AST bond portfolio Sub-account"). Note that if the Current AST bond portfolio Sub-account is associated with the current liability, then that Sub-account would be the
Transfer AST bond portfolio Sub-account, and we would simply transfer additional assets into the
Sub-account if dictated by the formula.

Under the new formula, the formula will not execute a transfer to the Transfer AST bond portfolio
Sub-account that results in more than 90% of your Account Value being allocated to the Transfer AST bond portfolio Sub-account ("90% cap rule"). Thus, on any Valuation Day, if the formula would require a transfer to the Transfer AST bond portfolio Sub-account that would result in more than 90% of the
Account Value being allocated to the Transfer AST bond portfolio Sub-account, only the amount that results in exactly 90% of the Account Value being allocated to the Transfer AST bond portfolio
Sub-account will be transferred. Additionally, future transfers into the Transfer AST bond portfolio
Sub-account will not be made (regardless of the performance of the Transfer AST bond portfolio
Sub-account and the Permitted Sub-accounts) at least until there is first a transfer out of the Transfer
AST bond portfolio Sub-account. Once this transfer occurs out of the Transfer AST bond portfolio
Sub-account, future amounts may be transferred to or from the Transfer AST bond portfolio Sub-account if dictated by the formula (subject to the 90% cap rule). At no time will the formula make a transfer to the Transfer AST bond portfolio Sub-account that results in greater than 90% of your Account Value being allocated to the Transfer AST bond portfolio Sub-account. However, it is possible that, due to the investment

                                                    13

performance of your allocations in the Transfer AST bond portfolio Sub-account and your allocations in the Permitted Sub-accounts you have selected, your Account Value could be more than 90% invested in the
Transfer AST bond portfolio Sub-account.

If you make additional purchase payments to your Annuity while the transfer restriction of the 90% cap rule is in effect, the formula will not transfer any of such additional purchase payments to the
Transfer AST bond portfolio Sub-account at least until there is first a transfer out of the Transfer AST bond portfolio Sub-account, regardless of how much of your Account Value is in the Permitted
Sub-accounts. This means that there could be scenarios under which, because of the additional purchase payments you make, less than 90% of your entire Account Value is allocated to the Transfer AST bond portfolio Sub-account, and the formula will still not transfer any of your Account Value to the Transfer
AST bond portfolio Sub-account (at least until there is first a transfer out of the Transfer AST bond portfolio Sub-account). For example,

.. March 19, 2010 - a transfer is made that results in the 90% cap rule being met and now $90,000 is allocated to the Transfer AST bond portfolio Sub-account and $10,000 is allocated to the Permitted
Sub-accounts.

.. March 20, 2010 - you make an additional purchase payment of $10,000. No transfers have been made from the Transfer AST bond portfolio Sub-account to the Permitted Sub-accounts since the cap went into effect on March 19, 2010.

.. As of March 20, 2010 (and at least until first a transfer is made out of the Transfer AST bond portfolio Sub-account under the formula) - the $10,000 payment is allocated to the Permitted
Sub-accounts and now you have 82% in the Transfer AST bond portfolio Sub-account and 18% in the
Permitted Sub-accounts (such that $20,000 is allocated to the Permitted Sub-accounts and $90,000 is allocated to the Transfer AST bond portfolio Sub-account).

.. Once there is a transfer out of the Transfer AST bond portfolio Sub-account (of any amount), the formula will operate as described above, meaning that the formula could transfer amounts to or from the
Transfer AST bond portfolio Sub-account if dictated by the formula (subject to the 90% cap rule).

If at the time you elect the 90% cap rule, more than 90% of your Account Value is allocated to an AST bond portfolio Sub-account used with the benefit, a transfer will be made from the AST bond portfolio
Sub-account such that Account Value will be allocated 90% to the AST bond portfolio Sub-account and 10%
will be allocated to your elected Sub-accounts. Amounts to be transferred from the AST bond portfolio
Sub-account to your elected Sub-accounts will be transferred according to the following "hierarchy"
(i.e., if a given item is inapplicable, we use the next instruction that is applicable): (a) the percentages dictated by any existing asset allocation program; or (b) the percentages dictated by any auto-rebalancing program; or (c) pro-rata according to amounts currently held in your elected
Sub-accounts; or (d) according to the currently-effective allocation instructions used for the allocation of subsequent Purchase Payments.  It is possible that additional transfers might occur after this initial transfer if dictated by the formula. The amount of such additional transfer(s) will vary.
If, on the date this feature is elected, 100% of your Account Value is allocated to the Transfer AST bond portfolio Sub-account, a transfer of an amount equal to 10% of your Account Value will be made to your Permitted Sub-accounts. It is possible than an additional transfer to the Permitted Sub-accounts could occur the following Valuation Day, and in some instances (based upon the formula) this additional transfer could be large.  Thereafter, your Account Value can be transferred between the Transfer AST bond portfolio Sub-account and your Permitted Sub-accounts as frequently as daily, based on what the formula prescribes.

Once the transfer restriction of the 90% cap rule is triggered, future transfers into the Transfer AST bond portfolio Sub-account will not be made (regardless of the performance of the Transfer AST bond portfolio Sub-account and the Permitted Sub-accounts) at least until there is first a transfer out of the Transfer AST bond portfolio Sub-account. Once this transfer occurs out of the Transfer AST bond portfolio Sub-account, future amounts may be transferred to or from the Transfer AST bond portfolio
Sub-account if dictated by the formula (subject to the 90% cap rule).

Important Considerations When Electing this Feature:

.. At any given time, some, most or none of your Account Value may be allocated to the Transfer AST bond portfolio Sub-account.

.. Please be aware that because of the way the 90% cap rule asset transfer formula operates, it is possible that more than or less than 90% of your Account Value may be allocated to the Transfer AST bond portfolio Sub-account.

.. If this feature is elected, any Account Value transferred to the Permitted Sub-accounts is subject to the investment performance of those Sub-accounts. Your Account Value can go up or down depending on the performance of the Permitted Sub-accounts you select.

                                                    14

.. Your election of the 90% cap rule will not result in your losing the guarantees you had accumulated under your existing Highest Daily GRO benefit or GRO Plus 2008 benefit.

FORMULA FOR ANNUITIES WITH 90% CAP RULE FEATURE - GRO PLUS 2008 AND HIGHEST DAILY GRO

                      THE FOLLOWING ARE THE TERMS AND DEFINITIONS REFERENCED IN THE
                                      TRANSFER CALCULATION FORMULA:

.. AV is the current Account Value of the Annuity

.. V is the current Account Value of the elected Sub-accounts of the Annuity

.. B is the total current value of the AST bond portfolio Sub-account

.. Cl is the lower target value. Currently, it is 79%.

.. Ct is the middle target value. Currently, it is 82%.

.. Cu is the upper target value. Currently, it is 85%.

.. T is the amount of a transfer into or out of the Transfer AST bond portfolio Sub-account.

For each guarantee provided under the benefit,

.. Gi is the guarantee amount

.. Ni is the number of days until the maturity date

.. di is the discount rate applicable to the number of days until the maturity date. It is determined with reference to a benchmark index, reduced by the Discount Rate Adjustment and subject to the discount rate minimum. The discount rate minimum, beginning on the effective date of the benefit, is three percent, and will decline monthly over the first twenty-four months following the effective date of the benefit to one percent in the twenty-fifth month, and will remain at one percent for every month thereafter. Once selected, we will not change the applicable benchmark index. However, if the benchmark index is discontinued, we will substitute a successor benchmark index, if there is one. Otherwise we will substitute a comparable benchmark index. We will obtain any required regulatory approvals prior to substitution of the benchmark index.

The formula, which is set on the effective date and is not changed while the benefit is in effect, determines, on each Valuation Day, when a transfer is required.

The formula begins by determining the value on that Valuation Day that, if appreciated at the applicable discount rate, would equal the guarantee amount at the end of each applicable guarantee period. We call the greatest of these values the "current liability (L)."

                                                    15

                             L = MAX(Li), where Li = Gi / (1 + di) /(Ni/365)/

Next the formula calculates the following formula ratio:

r = (L - B) / V

If the formula ratio exceeds an upper target value, then all or a portion of the Account Value will be transferred to the AST bond portfolio Sub-account associated with the current liability, subject to the rule that prevents a transfer into that AST bond portfolio Sub-account if 90% or more of Account Value is in that Sub-account (the "90% cap"). If at the time we make a transfer to the AST bond portfolio
Sub-account associated with the current liability there is Account Value allocated to an AST bond portfolio Sub-account not associated with the current liability, we will transfer all assets from that
AST bond portfolio Sub-account to the AST bond portfolio Sub-account associated with the current liability.

The formula will transfer assets into the Transfer AST bond portfolio Sub-account if r > Cu, subject to the 90% cap .

The transfer amount is calculated by the following formula:

T = {Min(MAX(0, (.90 * (V + B) - B)), [L - B - V * Ct] / (1 - Ct))}

If the formula ratio is less than a lower target value and there are assets in the Transfer AST bond portfolio Sub-account, then the formula will transfer assets out of the Transfer AST bond portfolio
Sub-account into the elected Sub-accounts.

The formula will transfer assets out of the Transfer AST bond portfolio Sub-account if r ‹ Cl and B › 0.

The transfer amount is calculated by the following formula:

                               T = {Min(B, - [L - B - V * Ct] / (1 - Ct))}

If following a transfer to the elected Sub-accounts, there are assets remaining in an AST bond portfolio
Sub-account not associated with the current liability, we will transfer all assets from that AST bond portfolio Sub-account to the AST bond portfolio Sub-account associated with the current liability.

If transfers into the AST bond portfolio Sub-account are restricted due to the operation of the 90% cap
, then we will not perform any intra-AST bond portfolio Sub-account transfers. However, if assets transfer out of an AST bond portfolio Sub-account and into the elected Sub-accounts due to the maturity of the AST bond portfolio, by operation of the formula, assets may subsequently transfer to another AST bond portfolio Sub-account that is associated with a future guarantee, subject to the 90% cap rule.

H. FORMULA FOR HIGHEST DAILY GRO II AND GRO PLUS II

                      THE FOLLOWING ARE THE TERMS AND DEFINITIONS REFERENCED IN THE
                                      TRANSFER CALCULATION FORMULA:

                                                    16

.. AV is the current Account Value of the Annuity

.. V\\V\\ is the current Account Value of the elected Sub-accounts of the Annuity

.. V\\F\\ is the current Account Value of any fixed-rate Sub-accounts of the Annuity

.. B is the total current value of the AST bond portfolio Sub-account

.. Cl is the lower target value. Currently, it is 79%.

.. Ct is the middle target value. Currently, it is 82%.

.. Cu is the upper target value. Currently, it is 85%.

.. T is the amount of a transfer into or out of the AST bond portfolio Sub-account.

For each guarantee provided under the benefit,

.. Gi is the guarantee amount

.. Ni is the number of days until the maturity date

.. di is the discount rate applicable to the number of days until the maturity date. It is determined with reference to a benchmark index, reduced by the Discount Rate Adjustment and subject to the discount rate minimum. The discount rate minimum, beginning on the effective date of the benefit, is three percent, and will decline monthly over the first twenty-four months following the effective date of the benefit to one percent in the twenty-fifth month, and will remain at one percent for every month thereafter. Once selected, we will not change the applicable benchmark index. However, if the benchmark index is discontinued, we will substitute a successor benchmark index, if there is one. Otherwise we will substitute a comparable benchmark index. We will obtain any required regulatory approvals prior to substitution of the benchmark index.

The formula, which is set on the effective date and is not changed while the benefit is in effect, determines, on each Valuation Day, when a transfer is required.

The formula begins by determining the value on that Valuation Day that, if appreciated at the applicable discount rate, would equal the guarantee amount at the end of each applicable guarantee period. We call the greatest of these values the "current liability (L)."

                             L = MAX(Li), where Li = Gi / (1 + di) /(Ni/365)/

Next the formula calculates the following formula ratio:

                                     r = (L - B) / (V\\V\\ + V\\F\\)

If the formula ratio exceeds an upper target value, then all or a portion of the Account Value will be transferred to the AST bond portfolio Sub-account associated with the current liability subject to the rule that prevents a transfer into that AST bond portfolio Sub-account if 90% or more of Account Value is in that Sub-account ( "90% cap rule"). If at the time we make a transfer to the AST bond portfolio
Sub-account associated with the current liability there is Account Value allocated to an AST bond

                                                    17

portfolio Sub-account not associated with the current liability, we will transfer all assets from that
AST bond portfolio Sub-account to the AST bond portfolio Sub-account associated with the current liability.

The formula will transfer assets into the AST bond portfolio Sub-account if r > Cu, subject to the 90%
cap rule.

The transfer amount is calculated by the following formula:

T = {Min(MAX(0, (.90 * (V\\V\\ + V\\F\\ + B)) - B), [L - B - (V\\V\\ + V\\F\\) * Ct] / (1 - Ct))}

If the formula ratio is less than a lower target value and there are assets in the AST bond portfolio
Sub-account, then the formula will transfer assets out of the AST bond portfolio Sub-account into the elected Sub-accounts.

The formula will transfer assets out of the AST bond portfolio Sub-account if r ‹ Cl and B › 0.

The transfer amount is calculated by the following formula:

                       T = {Min(B, - [L - B - (V\\V\\ + V\\F\\) * Ct] / (1 - Ct))}

If following a transfer to the elected Sub-accounts, there are assets remaining in a AST bond portfolio
Sub-account not associated with the current liability, we will transfer all assets from that AST bond portfolio Sub-account to the AST bond portfolio Sub-account associated with the current liability.

If transfers into the AST bond portfolio Sub-account are restricted due to the operation of the 90% cap rule, then we will not perform any intra-AST bond portfolio Sub-account transfers. However, if assets transfer out of an AST bond portfolio Sub-account and into the elected Sub-accounts due to the maturity of the AST bond portfolio, by operation of the formula, assets may subsequently transfer to another AST bond portfolio Sub-account that is associated with a future guarantee, subject to the 90% cap.

I. AMENDED DISCLOSURE PERTAINING TO HIGHEST DAILY GRO

We revise the following line item (and footnote 3) in the section of your prospectus entitled "Your
Optional Benefit Fees and Charges" to read as appears below.  This change reflects the fact that the current charge and maximum charge for this benefit are the same, and thus clarifies the comparable portion of the May 1, 2009 prospectus.:

                                         YOUR OPTIONAL BENEFIT FEES AND CHARGES /1/
              -------------------------------------------------------------------------------------------------
                                                  OPTIONAL
                                                BENEFIT FEE/
                                                   CHARGE
                                             (as a percentage of
                                               Sub-account net      TOTAL        TOTAL      TOTAL      TOTAL
                                               assets, unless       ANNUAL      ANNUAL      ANNUAL    ANNUAL
                                                  otherwise       CHARGE /2/  CHARGE /2/  CHARGE /2/ CHARGE /2/
              OPTIONAL BENEFIT                   indicated)      for ASAP III for APEX II for ASL II  for XT6
              -------------------------------------------------------------------------------------------------
              HIGHEST DAILY GRO

              Current and Maximum Charge /3/        0.60%            1.85%       2.25%       2.25%     2.25%

              -------------------------------------------------------------------------------------------------

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HOW CHARGE IS DETERMINED
1 Highest Daily GRO: Charge for this benefit is assessed against the average daily net assets of the
Sub-accounts. If you elected the benefit prior to May 1, 2009, the fees are as follows: The current charge is .35% of Sub-account assets. For ASAP III, 1.60% total annual charge applies in Annuity years
1-8 and 1.00% thereafter. For APEX II and ASL II, 2.00% total annual charge applies in all Annuity years, and for XT6, 2.00% total annual charge applies in Annuity Years 1-10 and is 1.00% thereafter. If you elected the benefit on or after May 1, 2009, the fees are as follows: For ASAP III, 1.85% total annual charge applies in Annuity years 1-8 and 1.25% thereafter. For APEX II and ASL II, 2.25% total annual charge applies in all Annuity years, and for XT6, 2.25% total annual charge applies in Annuity
Years 1-10 and is 1.25% thereafter.

2 The Total Annual Charge includes the Insurance Charge and Distribution Charge (if applicable) assessed against the average daily net assets allocated to the Sub-accounts. If you elect more than one optional benefit, the Total Annual Charge would be higher to include the charge for each optional benefit.
3 Because there is no higher charge to which we could increase the current charge, the current charge and maximum charge are one and the same.  Thus, so long as you retain the benefit, we cannot increase your charge for the benefit. However, subject to any regulatory approval, we do reserve the right to increase the charge for newly-issued Annuities that elect the benefit and for existing Annuities that elect or re-add the benefit post-issue.

J.  OTHER INFORMATION:

a.       Contingent on shareholder approval, effective on or about November 13, 2009, the AST Focus Four
              Plus Portfolio will merge into the AST First Trust Capital Appreciation Target Portfolio.
              Thereafter, the AST Focus Four Plus Portfolio will cease to exist, and any Account Value that had been invested in the AST Focus Four Plus Portfolio Sub-account immediately prior to the merger will be transferred into the AST First Trust Capital Appreciation Target
              Portfolio Sub-account.

b.       The following underlying portfolios are added as Sub-accounts to your Annuity effective January
                      4, 2010, however please note that you may not make Purchase Payments to, or transfer Account Value to or from, these Sub-accounts, and that these Sub-accounts are available only with certain living benefits.  In the section entitled "Summary of Contract Fees and Charges," we add the following to the table of Underlying
                      Mutual Fund Portfolio Expenses:

------------------------------------------------------------------- ----------------- ------------ ----------- ------------ --------------

                                                                                                                Acquired
                                                                                                                Portfolio   Total Annual
                                                                                         Other      (12b-1)      Fees &       Portfolio
                       UNDERLYING PORTFOLIO                          Management Fee    Expenses       Fee       Expenses      Expenses

------------------------------------------------------------------- ----------------- ------------ ----------- ------------ --------------

                    AST Bond Portfolio 2017(6)                           0.65%           1.02%       0.00%        0.00%         1.67%
                    AST Bond Portfolio 2021(6)                           0.65%           1.02%       0.00%        0.00%         1.67%

6       AST Bond  Portfolio  2017,  and AST Bond  Portfolio  2021 are based on  estimated  expenses  at an estimated asset level.

b.       In the section entitled "Investment Options", we add the following to the table of Investment
              Objectives/Policies"

    ---------------------------------------------------------------------------------------------------------------------------------

         STYLE/TYPE                                                                                             PORTFOLIO ADVISOR/
                                                    INVESTMENT OBJECTIVES/POLICIES                                 SUB-ADVISOR

    ---------------------------------------------------------------------------------------------------------------------------------
    ---------------------------------------------------------------------------------------------------------------------------------

                                                        ADVANCED SERIES TRUST

    ---------------------------------------------------------------------------------------------------------------------------------
    ---------------------------------------------------------------------------------------------------------------------------------

                         AST Bond Portfolio 2017:  seeks the highest  potential total return  consistent with its specified level of risk tolerance to meet the parameters  established to support the GRO benefits and maintain  liquidity to support changes in market conditions for Prudential Investment
    Fixed Income         a fixed  maturity of 2017.  Please note that you may not make Purchase  Payments to,    Management, Inc.
                         or transfer  Account Value to or from,  this  portfolio,  and that this portfolio is available only with certain living benefits.

    ---------------------------------------------------------------------------------------------------------------------------------
    ---------------------------------------------------------------------------------------------------------------------------------

                         AST Bond Portfolio 2021:  seeks the highest  potential total return  consistent with its specified level of risk tolerance to meet the parameters  established to support the GRO benefits and maintain  liquidity to support changes in market conditions for Prudential Investment
    Fixed Income         a fixed  maturity of 2021.  Please note that you may not make Purchase  Payments to,    Management, Inc.
                         or transfer  Account Value to or from,  this  portfolio,  and that this portfolio is available only with certain living benefits.

    ---------------------------------------------------------------------------------------------------------------------------------

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